CreXus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
(212) 696-0100

September 14, 2009

VIA FACSIMILE

Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Registration Statement on Form S-11
File No. 333-160254

Ladies and Gentlemen:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), CreXus Investment Corp. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on September 16, 2009, or as soon thereafter as practicable. The undersigned is aware of its obligations under the 1933 Act and the Securities Exchange Act of 1934, as amended.

          In support of its request for acceleration, the Registrant acknowledges that:

          1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

          2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          3.           The Registrant will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CreXus Investment Corp.

By:	/s/ Daniel Wickey
Daniel Wickey
Chief Financial Officer